May 5, 2025

VIA EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Anne McConnell
Jennifer Thompson

RE:    WK Kellogg Co
Form 10-K for the Fiscal Year Ended December 28, 2024
Filed February 25, 2025
File No. 001–41755

Dear Ms. McConnell and Ms. Thompson:

We are writing in response to the comment set forth in the letter dated April 30, 2025, from the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to WK Kellogg Co’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (the “Form 10-K”). The Staff’s comment is set forth in bold italicized text below, and the Company’s response is set forth in plain text immediately following such comment.

Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 39

1.We note from your response to prior comment 1 that your non-GAAP adjustment for accelerated depreciation expense relates to depreciation recorded during the period for certain supply chain assets that will cease to be used in your manufacturing production by the end of 2026. As indicated in our prior comment, the exclusion of accelerated depreciation expense related to assets that are still in use does not appear to be consistent with Question 100.04 of the Compliance and Disclosure
Interpretations for Non-GAAP Financial Measures. Please revise your non-GAAP measures accordingly or further explain your basis for excluding the incremental accelerated depreciation from Adjusted net income and Adjusted diluted EPS.

Response

We have considered the Staff’s comment with respect to the non-GAAP adjustment for accelerated depreciation expense, and to the extent Adjusted net income and Adjusted diluted EPS are presented in future filings or disclosures, we will remove the inclusion of accelerated depreciation as a non-GAAP adjustment when calculating those measures.

We hope the foregoing has been responsive to the Staff’s comment. If you have any questions relating to this letter, please contact the undersigned.

Sincerely,

/s/ David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square, North Tower
Battle Creek, MI 49017-9805